APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

AMAR LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Liabilities	$	-
Members' Equity (Deficit)		-
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	-

AMAR LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from September 20, 2019 (inception) to December 31, 2019

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		-
Total Operating Expenses		-
Income from operations		-
Net income	$	-

AMAR LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from September 20, 2019 (inception) to December 31, 2019

	Total Members' Equity/(Deficit)
Balance at September 20, 2019 (inception)	$ -
Capital contributions	-
Net income	-
Balance at December 31, 2019	$ -

AMAR LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from September 20, 2019 (inception) to December 31, 2019

Cash Flows From Operating Activities

Net income	$	-
Net Cash Used in Operating Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

Ameth Alzate

I, _____, certify that:

1. The financial statements of Amar LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Amar LLC has not been included in this Form as Amar LLC was formed on 09/20/2019 and has not filed a tax return to date.

Signature

┌─ DocuSigned by:

└─ BE9863466B85405...

Name: Ameth Alzate

Title: Director Of International Business

1